From: Barry, Ann M

Sent: Friday, March 02, 2007 9:17 AM To: Freedman, Eric

Subject: FW: PAS U.S. OPPORTUNITY FUND OF FUNDS bond number 82126554 - Proof of payment

Eric,

Below is the e-mail from Chubb for proof of payment on the PAS U.S. Opportunity Fund of Funds bond that we need to file with the sec.

Ann

From: Hilda Batlle [mailto:Hilda_Batlle@aon.com] Sent: Friday, March 02, 2007 9:03 AM

To: Barry, Ann M

Subject: PAS U.S. OPPORTUNITY FUND OF FUNDS bond number 82126554 - Proof of payment

Ann,

Please see below for your file. Feel free to contact me with any questions, many thanks.

Hilda M. Batlle
__________________________________________________
Aon Center | Financial Services Group
55 East 52nd Street 33rd Floor, New York, NY 10055 USA
Tel: (212) 441-1669 Fax: (847) 953-2639 Cell: (646) 207-5441
Email: Hilda_Batlle@ars.aon.com

CONFIDENTIALITY STATEMENT: This email message, including any attachment(s), contains information that may be confidential. This information is intended only for the use of the individuals or entities listed above. If you are not the intended recipient, you are hereby notified that any disclosure, copying, distribution, or action taken in reliance on the contents of these documents is strictly prohibited. If you have received this information in error, please notify sender immediately and arrange for the return or destruction of these documents.

----- Forwarded by Hilda Batlle/NY/ARS/US/AON on 03/02/2007 09:02 AM -----

lpostler@chubb.com
	To:	Hilda Batlle <Hilda_Batlle@aon.com>
	cc:	jekaye@chubb.com, jtam@chubb.com
03/01/2007 11:47 AM	Subject: Re: PAS U.S. OPPORTUNITY FUND OF FUNDS bond number 82126554 - Proof of payment

Chubb has received the premium payment for PAS U.S. OPPORTUNITY FUND OF FUNDS bond number 82126554, policy period 12/19/2006 to 02/14/2008.

Lauren Postler Specialty Underwriting Associate DFI (212)612-2746 lpostler@chubb.com